BofA Securities Europe SA

Form SBSE-A

Amendment - SBSE-A/A

May 20, 2026

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B:

CLEARSTREAM BANKING AG – Entity Name changed to CLEARSTREAM EUROPE AG in

Custody, Clearance, or Settlement entity

STANDARD CHARTERED BANK, DIFC BRANCH – Added as Custody, Clearance, or Settlement

entity

CITIBANK, N.A. NEW YORK OFFICES - CHILE – Terminated as Custody, Clearance, or

Settlement entity

KEY CAPITAL PARTNERS AGENCIA DE VALORES SA – Added as Execute or Trade entity

Changes to Principals

Geoffrey Huson – Removed as Chief Financial Officer

Jana Isabelle Waehrisch – Added as Chief Financial Officer